Exhibit 99.1
 News Announcement

Fundtech Reports Major Global Bank Client Selected
Global PAYplus as Strategic Payments Platform

Provides 2010 Guidance revenues of $132 to $135 Million

JERSEY CITY, N.J.--(GLOBE NEWSWIRE)—January 6, 2010--Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced that a top 20 global Bank has extended its Fundtech relationship by signing a strategic contract for a multi-year roll out its Global PAYplus™ payments solution. This implementation of Global PAYplus will initially focus on two operating regions and ultimately support global payment operations.

Global PAYplus is a rule-based and highly scalable payments platform which supports multiple payment types across domestic and international payment operations allowing consolidation, while at the same time, significantly improving straight through processing (STP). Available Global PAYplus components include: high value payments, mass payments, SEPA, liquidity management, UK faster payments, customer payments hub, and STP Accelerator.

Today Fundtech also announced its 2010 guidance:

For 2010 Fundtech expects revenues of between $132.0 million and $135.0 million, GAAP earnings per diluted share of between $0.32 and $ 0.42 and non-GAAP earnings per diluted share, before all amortization expenses and stock-based compensation expenses, of between $0.63 and $0.73.

Fundtech estimates that financial income for 2010 will be approximately $200,000 and that tax expenses, excluding deferred taxes will be approximately $1.5 million.

Fundtech estimates that 2010 amortization expenses will be approximately $2.0 million and that stock-based compensation expenses will be approximately $3.0 million.   Fundtech estimates that the number of shares used for the calculation of 2010 earnings per share will be 16.2 million shares.

Fundtech's guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets.

Fundtech is not updating its guidance for the fourth quarter of 2009. Our latest guidance indicated that 2009 revenues will range from $116.4 million to $117.4 million.

“We are proud that this global bank client has expanded its deployment of Global PAYplus, the market-leading payment solution, to support their payments utility.  Global PAYplus has been proven under the most stringent 24 x 7 operating conditions and meets the throughput and reliability targets of major banks in all regions of the globe” said Fundtech CEO Reuven BenMenachem.” As you can see from our guidance, we expect double digit organic growth in 2010 as our large bank customers return to normal operating and budgetary levels. We believe that our competitive advantage in the large payment systems market will enable us to show good growth in 2010 and beyond.”

Company to Host Conference Call
The senior management of Fundtech will host a conference call at 8:00 a.m. (ET) tomorrow, Thursday, January 7, to discuss the Company's financial guidance, and to answer questions from the investment community.
To participate, please call 1-888-812-8536 or 1-913-312-0956 and ask for the Fundtech call.
A replay of the conference call will be available for playback from 10:30am (ET) on January 7 until 11:59pm (ET) on January 22. The replay may be accessed by dialing 1-888- 203-1112 or 1-719-457-0820, pass code 8499099.
This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until January 31, 2010.

About Fundtech

Fundtech (NASDAQ and TASE: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech is a leader in SWIFT services, operating one of the world’s largest SWIFT service bureaus in the world. We offer an extensive line of financial supply chain applications, including electronic invoice presentment and supply trade financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth quarter 2009 revenues, GAAP earnings per share and non-GAAP earnings per share as well as fiscal 2010 revenues, GAAP earnings per share and non-GAAP earnings per share and the other guidance provided in this Release.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ongoing downturn in the financial services industry and the global economy; failure to obtain revenue or incur costs as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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